CROSSHAIR ENERGY CORPORATION

Suite #1240, 1140 West Pender Street

Vancouver, British Columbia, V6E 4G1

Tel:  (604) 681-8030

Fax:  (604) 681-8039

_________________________________________________

INFORMATION CIRCULAR

As at February 1, 2012 unless otherwise noted

FOR THE EXTRAORDINARY GENERAL MEETING

OF THE SHAREHOLDERS

TO BE HELD ON MARCH 14, 2012

SOLICITATION OF PROXIES

This information circular is furnished in connection with the solicitation of proxies by the management of Crosshair Energy Corporation (“Crosshair” or the “Company”) for use at the Extraordinary General Meeting (the “Meeting”) of the Shareholders of the Company to be held at the time and place and for the purposes set forth in the Notice of Meeting and at any adjournment thereof.

PERSONS OR COMPANIES MAKING THE SOLICITATION

The enclosed Form of Proxy is solicited by management.  Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company.  The Company does not reimburse Shareholders’ nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining from their principals, authorization to execute the Form of Proxy.  No solicitation will be made by specifically engaged employees or soliciting agents.  The cost of solicitation will be borne by the Company.  None of the directors of the Company have advised that they intend to oppose any action intended to be taken by Management as set forth in this Information Circular.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying Form of Proxy are directors or officers of the Company.  A Shareholder has the right to appoint a person to attend and act for him/her on his/her behalf at the Meeting other than the persons named in the enclosed Form of Proxy.  To exercise this right, a Shareholder should strike out the names of the persons named in the Form of Proxy and insert the name of his/her nominee in the blank space provided, or complete another Form of Proxy.  The completed Form of Proxy should be deposited with the Company’s Registrar and Transfer Agent, Computershare Investor Services, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, at least 48 hours before the time of the Meeting or any adjournment thereof, excluding Saturdays, Sundays and holidays.

The Form of Proxy must be dated and be signed by the Shareholder or by his/her attorney in writing, or, if the Shareholder is a Company, it must either be under its common seal or signed by a duly authorized officer.

In addition to revocation in any other manner permitted by law, a Shareholder may revoke a Proxy either by (a) signing a Proxy bearing a later date and depositing it at the place and within the time aforesaid, or (b) signing and dating a written notice of revocation (in the same manner as the Form of Proxy is required to be executed as set out in the notes to the Form of Proxy) and either depositing it at the place and within the time aforesaid or with the Chairman of the Meeting on the day of the Meeting or on the day of any adjournment thereof, or (c) registering with the Scrutineer at the Meeting as a Shareholder present in person, whereupon such Proxy shall be deemed to have been revoked.

NON-REGISTERED HOLDERS OF COMPANY’S SHARES

Only Shareholders whose names appear in the Company’s Central Securities Register (the “Registered Shareholders”) or duly appointed proxyholders are permitted to vote at the Meeting.  Shareholders who do not hold their Crosshair Common Shares (“Common Shares”) in their own name (“Beneficial Shareholders”) are advised that only proxies from Shareholders of record can be recognized and voted at the Meeting.  Beneficial Shareholders who complete and return a Form of Proxy must indicate thereon the person (usually a brokerage house) who holds their Common Shares as registered Shareholder.  Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed.  The form of proxy supplied to Beneficial Shareholders is similar to that provided to Registered Shareholders.  However, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder.

If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in such Shareholder’s name on the records of the Company.  Such Common Shares will more likely be registered under the name of the Shareholder’s broker or agent of that broker.  In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration for the Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms).  Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder.  Without specific instructions, brokers/nominees are prohibited from voting shares for their clients.  The directors and officers of the Company do not know for whose benefit the Common Shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Form of Proxy to the clearing agencies and intermediaries for onward distribution.  Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings unless the Beneficial Shareholders have waived the right to receive meeting materials.  Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting.  Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the Form of Proxy provided by the Company to the Registered Shareholders.  However, its purpose is limited to instructing the Registered Shareholder how to vote on behalf of the Beneficial Shareholder.  Should a Beneficial Shareholder receive such a form and wish to vote at the Meeting, the Beneficial Shareholder should strike out the Management proxyholder’s name in the form and insert the Beneficial Shareholder’s name in the blank provided.  The majority of brokers now delegate the responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. (“Broadridge”).  Broadridge typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and requests Beneficial Shareholders to return the proxy forms to Broadridge.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting.  A Beneficial Shareholder receiving a proxy with a Broadridge sticker on it cannot use that proxy to vote Common Shares directly at the Meeting – the proxy must be returned to Broadridge well in advance of the Meeting in order to have the Common Shares voted.  All references to Shareholders in this Information Circular and the accompanying Form of Proxy and Notice of Meeting are to Shareholders of record unless specifically stated otherwise.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the persons named in the enclosed Form of Proxy will vote the shares in respect of which they are appointed and, where directions are given by the Shareholder in respect of voting for or against any resolution, will do so in accordance with such direction.

In the absence of any direction in the Form of Proxy, it is intended that such shares will be voted in favour of the motions proposed to be made at the Meeting as stated under the headings in this Information Circular.  The Form of Proxy enclosed, when properly signed, confers discretionary authority with respect to amendments or variations to any matters which may properly be brought before the Meeting.

At the time of printing of this Information Circular, the Management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting.  However, if any other matters which are not now known to the Management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgement of the nominee.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

At February 13, 2012 the Company had 49,193,278 Common Shares without par value issued and outstanding.  All Common Shares in the capital of the Company are of the same class and each carries the right to one vote.  The quorum for a meeting of Shareholders is two persons present in person or by proxy holding not less than 5% of the issued shares of the Company.

February 13, 2012 has been determined as the record date as of which Shareholders are entitled to receive notice of and attend and vote at the Meeting.  Shareholders desiring to be represented by proxy at the Meeting must deposit their proxies at the place and within the time set forth in the notes to the Form of Proxy in order to entitle the person duly appointed by the proxy to attend and vote thereat.

To the knowledge of the directors and senior officers of the Company, as at February 1, 2012, no shareholder beneficially owns or controls, directly or indirectly, equity shares carrying more than 10% of the voting rights to the Common Shares of the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Information Circular, none of the directors or executive officers of Crosshair, none of the persons who have been directors or executive officers of Crosshair since the beginning of Crosshair’s last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person of the Company and no associate or affiliate of any of them has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the commencement of the Company’s most recently completed financial year or in a proposed transaction which has materially affected or would materially affect the Company other than as disclosed under the heading “Particulars of Other Matters to be Acted Upon”.

APPOINTMENT AND REMUNERATION OF AUDITOR

Davidson & Company LLP, Chartered Accountants, of Vancouver, British Columbia, is the Auditor of the Company and hold offices until the next Annual General Meeting of the Shareholders at remuneration to be fixed by the directors.  Davidson & Company was first appointed as auditor of the Company in April 2004.

MANAGEMENT CONTRACTS

Pursuant to the terms of a management services agreement (the “EGM Agreement”), made effective January 1, 2010 (revised on October 1, 2010), Crosshair engaged EGM Exploration Group Management Corp. (“EGM”) of Suite 1240, 1140 West Pender Street, Vancouver, British Columbia V6E 4G1, to provide services and facilities to Crosshair. EGM is a private company which is owned by Mark Morabito, Executive Chairman of Crosshair. EGM provides Crosshair with administrative and management services. The services provided by EGM include shared facilities, geological, technical, accounting, investor relations and corporate development services. The costs for the services are determined and allocated to Crosshair based on the cost or value of the services plus 15%, and Crosshair reimburses EGM for such costs on a monthly basis.   The October 1, 2010 Agreement has a three year term and may be terminated by either party upon 180 days written notice.

During the fiscal year ended April 30, 2011, Crosshair incurred fees in the amount $739,610 to EGM.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Approval of Offering

Background to the Offering

The Crosshair Board has made substantial efforts to secure additional financing for the Company. In February 2012 the Company entered into a finder’s fee agreement with Delano Capital Corp. (“Delano”) for Delano to identify and introduce prospective investors to the Company with respect to private placements for gross proceeds of up to $7,000,000 (the “Offering”). The Offering consists of a private placement of flow through units (the “Flow Through Units”) to raise gross proceeds of up to $2,241,200 and a private placement of subscription receipts of Crosshair (“Subscription Receipts”) to raise gross proceeds of up to $4,758,800.

The Offering

The private placement of Flow Through Units (the “Flow Through Private Placement”) is expected to close on or about February 22, 2012 and the Company is not required to obtain shareholder approval for the Flow Through Private Placement. Pursuant to the Flow Through Private Placement, 4,482,400 Flow Through Units are being sold at a price of $0.50 per Flow Through Unit for gross proceeds of up to $2,241,200. Each Flow Through Unit is comprised of one flow-through Common Share (a “Flow Through Share”) and one-half of one Common Share purchase warrant of Crosshair (a “Warrant”).  Each whole Warrant will be exercisable for one non flow through Common Share at an exercise price of $0.70 per Common Share for a period of 24 months from the date of the closing of the Flow Through Private Placement. Each Flow Through Share will consist of one Common Share which qualifies as a “flow-through share” for purposes of the Income Tax Act (Canada). The total number of securities issuable or to be made issuable pursuant to the Flow Through Private Placement is 6,723,600 representing 13.67% of Crosshair’s Common Shares currently issued and outstanding.

The private placement of Subscription Receipts (the “Subscription Receipt Private Placement”) is expected to close on or about February 22, 2012 and the Company is seeking Shareholder approval at the Meeting for the conversion of 11,897,000 Subscription Receipts into 11,897,000 Units (as described below).  Pursuant to the Subscription Receipt Private Placement, 11,897,000 Subscription Receipts are being sold for gross proceeds of up to $4,758,800. Upon satisfaction of the escrow release conditions (the “Release Conditions”) set out below, the Subscription Receipts will be automatically converted (for no additional consideration) into 11,897,000 units of Crosshair (the “Units”) at a price of $0.40 per Unit, with each whole Unit being comprised of one Common Share and one-half of one Warrant of Crosshair.  Each whole Warrant will be exercisable for one Common Share at an exercise price of $0.70 per Common Share for a period of 24 months from the date of the closing of the Subscription Receipt Private Placement. The total number of securities issuable or to be made issuable pursuant to the Subscription Receipt Private Placement is 17,845,500 representing 36.28% of Crosshair’s Common Shares currently issued and outstanding.

The gross proceeds from the sale of the Subscription Receipts (the “Escrowed Proceeds”) will be deposited on the closing date of the Subscription Receipt Private Placement in escrow with Computershare Trust Company of Canada (the “Escrow Agent”) pending satisfaction of the Release Conditions.  Provided that the Release Conditions are satisfied on or prior to 5:00 p.m. (Vancouver time) on March 31, 2012 (the “Release Deadline”), the Escrow Agent will release the Escrowed Proceeds plus any interest or income earned thereon (the “Escrowed Funds”) to the Company and each Subscription Receipt will be automatically converted into one Unit without payment of additional consideration and without any further action by the holder thereof.

“Release Conditions” means collectively: (i) the Company having obtained the approval of its Shareholders in accordance with applicable corporate and securities laws and stock exchange rules, in respect of the issue of Units issuable upon conversion of the Subscription Receipts; and (ii) the Company having delivered a joint notice to the Escrow Agent confirming that the escrow release conditions have been satisfied.

If: (i) the Release Conditions are not satisfied prior to the Release Deadline; or (ii) prior to the Release Deadline the Company announces to the public that it does not intend to satisfy the Release Conditions, the Escrow Agent will return to each holder of Subscription Receipts, an amount equal to the aggregate issue price of the Subscription Receipts held by such holder and their pro rata portion of interest and other income earned on the Escrowed Proceeds (less applicable withholding tax, if any).  The Company shall be responsible and liable to the holders of Subscription Receipts for any shortfall between that amount and the Escrowed Funds.

In connection with the Offering, Crosshair will pay to a finder’s fee equal to 5% of the gross proceeds of the Offering and, subject to approval of the Toronto Stock Exchange and NYSE AMEX, will issue broker warrants (the “Broker Warrants”) exercisable to acquire that number of Common Shares as is equal to 6% of the aggregate number of Units and Flow Through Units issued and sold pursuant to the Offering.  Each Broker Warrant is exercisable for one Common Share at an exercise price of $0.50 per Common Share, for a period of 24 months from the date of closing of the Offering.  The total number of securities to be made issuable upon exercise of Broker Warrants is 982,764 Common Shares or 2.00% of Crosshair’s current issued and outstanding Common Shares.

The net proceeds raised from the offering of Subscription Receipts will be used by Crosshair to finance the exploration expenditures on its properties and for general corporate purposes. The gross proceeds raised from the offering of Flow Through Units will be used by Crosshair for exploration expenditures on its Central Mineral Belt Properties, which will constitute Canadian exploration expenditures (as defined in the Income Tax Act (Canada)).

The table below sets out the share structure of the Company assuming the completion of the Offering in the amounts set forth above.

	Common Shares Outstanding	Common Shares Issuable in connection with Subscription Receipt Private Placement	Common Shares Issuable in connection with Flow Through Private Placement	Total Common Shares After Completion of the Offering
Common Shares	49,193,278	11,897,000	4,482,400	65,572,678
Options and Warrants	21,129,892	5,948,500(2)	2,241,200(3)	29,319,592
Totals(1)	70,323,170	17,845,500	6,723,600	94,892,270
Notes:
(1)	Fully diluted
(2)	Includes 750,000 Broker Warrants exercisable at $0.50 for a period of 24 months from closing.
(3)	Includes 240,000 Broker Warrants exercisable at $0.50 for a period of 24 months from closing..

Insider Participation in the Offering

Directors and Senior Officers (“Insiders”) of Crosshair will be subscribing for total of 500,000 Flow Through Units (500,000 Flow Through Shares and 250,000 Warrants) and 257,500 Subscription Receipts (257,500 Common Shares and 128,750 Warrants), representing approximately 2.31% of the current issued and outstanding Common Shares of Crosshair.

The following table details the insiders who are participating in the Offering, their shareholdings and fully diluted holdings both prior to and after completion of the Offering:

Name and Title	No. of Common Shares Held & Percentage of Total Issued and Outstanding Common Shares Prior to the Offering(1)	Fully Diluted Holdings (Shares, Warrants, Stock Options) & Percentage of Fully Diluted Common Shares Prior to the Offering(2)	No. of Common Shares and Warrants Acquired in the Offering(3)	No. of Common Shares Held & Percentage of Total Issued and Outstanding Common Shares After Completion of the Offering (4)	Fully Diluted Holdings (Shares, Warrants, Stock Options) & Percentage of Fully Diluted After Completion of the Offering (5)
Mark J. Morabito Executive Chairman	854,801 – 1.74%	1,923,130 – 2.73%	750,000-1.25%	1,354,801 – 2.07%	2,673,130 – 2.82%
Stewart Wallis President & CEO	291,150 – <1%	1,036,150 – 1.47%	150,000-<1%	391,150 - <1%	1,186,150 – 1.25%
Bevo Beaven VP Corporate Communications	0 – 0%	250,000 - <1%	11,250-<1%	7,500 - <1%	261,250 - <1%
Tom Bell VP & Chief Geologist	0 – 0%	40,000 - <1%	37,500-<1%	25,000 - <1%	77,500 -<1%
Samuel Yik Chief Financial Officer	0 – 0%	0 – 0%	37,500-<1%	25,000 - <1%	37,500 - <1%
Sheila Paine Corporate Secretary	0 – 0%	202,500 - <1%	18,750-<1%	12,500 - <1%	221,250 - <1%
Rick Gill Director	36,250 - <1%	336,875 - <1%	37,500-<1%	61,250 - <1%	374,375 - <1%
Chris Collingwood Director	96,825 - <1%	347,450 - <1%	93,750-<1%	159,325 - <1%	456,825 - <1%
Totals	1,279,026 – 2.60%	4,136,105 – 5.88%	1,136,250-2.31%	2,036,526 – 3.11%	5,287,980 – 5.57%
Notes:
(1)	Total issued and outstanding common shares prior to closing is 49,193,278.
(2)	Fully diluted share capital prior to closing is 70,323,170.
(3)	Percentage is based on the total issued and outstanding common shares prior to closing (49,193,278).
(4)	Total issued and outstanding common shares post-closing is 65,572,678.
(5)	Fully diluted share capital post-closing is 94,892,270.

Shareholder Approval

Pursuant to the Toronto Stock Exchange Company Manual, if a private placement will result in the issuance or potential issuance of greater than 25% of the number of listed securities which are outstanding, on a non-diluted basis, prior to the date of closing of the private placement, Shareholder approval of the transaction is required. The 11,897,000 Subscription Receipts are convertible into 11,897,000 Common Shares and 5,948,500 Warrants which would represent 36.28% of the Company’s currently issued and outstanding Common Shares, and the 4,482,400 Flow Through Units are convertible into 4,482,400 Flow Through Shares and 2,241,200 Warrants which would represent 13.67% of the Company’s currently issued and outstanding Common Shares. Taking into account both the Subscription Receipt Private Placement and the Flow Through Private Placement, a total of 25,551,864 Common Shares will be issued or made issuable, which would represent 51.94% of the Company’s currently issued and outstanding Common Shares.

The Shareholders will be asked at the Meeting to consider and if deemed appropriate, pass, with or without variation, the Resolutions as follows:

“BE IT RESOLVED THAT:

(a)
The conversion of Subscription Receipts, to be issued in the Subscription Receipt Private Placement for aggregate gross proceeds of up to $4,758,800, and the resulting issuance or potential issuance of up to 18,559,320 Common Shares is hereby approved and ratified.

(b)
Upon satisfaction of the Release Conditions and without payment of additional consideration or further action, the issuance by the Company of one Unit of the Company (the “Units”) for every Subscription Receipt, with each Unit consisting of one Common Share and one-half of one common share purchase warrant (the “Warrants”), with each whole Warrant exercisable to acquire one Common Share at an exercise price of $0.70 for a period of 24 months after the closing date of the Private Placement, is hereby approved and ratified.

(c)
Any one Director or Officer of the Company is hereby directed and authorized to take all necessary actions, steps and proceedings and to execute, deliver and file any and all declarations, agreements, documents and other instruments and do all such other acts and things that may be necessary or desirable to give effect to this Resolutions, including the filing of all necessary documents with regulatory authorities including the Toronto Stock Exchange and NYSE Amex.”

The foregoing Resolutions must be approved by a majority of the votes cast by Shareholders of the Company who vote in person or by Proxy at the Meeting.

The Crosshair Board recommends that holders of Crosshair Common Shares vote FOR the Resolutions. The persons representing management of the Company named in the enclosed form of Proxy intend to vote FOR the Resolutions, unless the Shareholder specifies otherwise in the Proxy.

In the event that the Shareholders approve the Resolutions, the Subscription Receipt Private Placement will remain subject to fulfillment of the conditions under the conditional listing approval of the TSX and the conditions contained in the Subscription Agreement.

OTHER MATTERS

It is not known if any other matters will come before the Meeting other than set forth above and in the Notice of Meeting, but if such should occur, the persons named in the accompanying Proxy intend to vote on any poll, on such matters in accordance with their best judgment, exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment thereof.

ADDITIONAL INFORMATION

Additional information regarding the Company is available on SEDAR at www.sedar.com.  Shareholders can obtain copies of the Company’s financial statements and management discussion and analysis of financial results by sending a request in writing to the Company at Suite 1240, 1140 West Pender Street, Vancouver, British Columbia, V6E 4G1, or by sending an email to the Company at spaine@explorationgroup.com.  Financial information regarding the Company is provided in the Company’s audited financial statements for the years ended April 30, 2011 and 2010 and in the accompanying management discussion and analysis, both of which are available on SEDAR at www.sedar.com.

CERTIFICATE

The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made.

DATED at Vancouver, British Columbia, February 1, 2012.

“Mark J. Morabito”
_____________________________________

Mark J. Morabito

Executive Chairman